Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 1-15256

Dear Mr. Spirgel:

Thank you for your letter dated February 19, 2009 containing two comments related to your review of our supplemental response letter dated February 5, 2009 with respect to the above-captioned Form 20-F.

Comment 1:

Note 36. Summary of differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

We note your response to prior comment 1. Explain for us in more detail the nature of the changes in your methodology to compute the amortization of capitalized interest under US GAAP and the reasons for the significant increases in amortization during 2006 and 2007. Tell us why you are using an average depreciation rate to calculate the amortization. Clarify how much of the amortization that was recorded in 2006 and 2007 should have been recorded in prior periods if you had not decided to recognize the effects of the change in the depreciation rate prospectively. In addition, provide us with a more detailed analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial under the guidance in SAB 99 and SAB 108.

Response to Comment 1:

Brasil Telecom S.A. (the “Company”) maintains control of its property, plant and equipment (“PP&E”) by individual asset and calculates depreciation expense under BR GAAP based on the estimated useful life of each asset. The useful lives are the same for BR GAAP and US GAAP purposes. An average depreciation rate calculated by dividing depreciation expense under BR GAAP by the gross balance of fixed assets under BR GAAP at year end is applied to the difference in the basis of PP&E under BR GAAP and US GAAP to complement the depreciation expense recorded under BR GAAP. We believe that using this average rate is a reasonable method to estimate the complement of depreciation expense under US GAAP.

In 2006, the Company determined that the denominator used to calculate the average depreciation rate included assets that had been fully depreciated. Consequently, the calculation was revised to reduce the historical BR GAAP PP&E balance by the fully depreciated items. This change resulted in an increase in the average depreciation rate utilized for the years 2006 and 2007.

The Company believes that the impact of the changes to the average depreciation rates implemented in 2006 and 2007 on the financial statements for the years ended December 31, 2007, 2006 and 2005 were immaterial, based on the criteria defined by SAB99 “Materiality” and SAB108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.

The effects on the reported net income and shareholders’ equity, considering both the rollover and the iron curtain methods, relating to the changes in the depreciation methodology, as if they had been applied retrospectively, are presented net of income tax on Annex 1 (see tables 1, 2 and 3).

SAB 99 provides the following guidelines in assessing the materiality of a misstatement:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Similarly SAB 108 states the following:

“In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” (emphasis added). The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors.”

At an SEC conference in 2006, Mr. Todd E. Hardiman, then Associate Chief Accountant, Division of Corporation Finance of the SEC, discussed materiality and addressed the question "Can large errors be immaterial?" He stated his position that large errors can be immaterial and discussed his views on "the qualitative factors that can cause a large error to be immaterial." Mr. Hardiman noted that the Supreme Court has held the following:

A fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered  the "total mix" of information made available.

He noted that accountants have historically defined the "total mix" of information in two parts — quantitative and qualitative. Typically, accountants bring a quantitative bias to a materiality analysis, and if all else is equal, a large error is more important than a small error. In SAB 99, the Staff provided a framework under which large errors were still material but small errors needed further qualitative evaluation. This resulted in circumstances in which qualitative factors could cause small errors to be material. Mr. Hardiman then asked whether qualitative factors can also cause large errors to be not material. His answer was yes. He believes registrants need to look to the view of the Supreme Court and focus on what is important to the reasonable investor. We agree with Mr Hardiman in his beliefs.

Even though there is a large impact on Company’s earnings, we believe: (i) there are other factors that significantly impact the users of our financial statements (including our investors), as well as their assessment of the Company’s performance, and (ii) the total mix of information presented in our Form 20-F and made available to the users includes a break-down of the amortization of capitalized interest for years ended December 31, 2007, 2006 and 2005 under US GAAP that would allow a reasonable user to note the variances and julge for themselves the impact on the Company’s overall performance.

We believe, based on the understanding of our industry in Brazil, that the capacity to generate positive cash flow, the expansion of our client base and, consequently, the increase in our operating revenue are key indicators of our performance. A significant portion of our business is based on mobile telecommunication and internet services, which have not yet archived their full potential. These areas of our business demand a significant investment in infrastructure which then impacts our profitability, leading the investors to evaluate our business considering indicators other than income, as mentioned above.

In addition, our financial statements prepared in accordance with BR GAAP are the basis for our dividend distribution. The effects of the increase in the depreciation expense under US GAAP only impact our net income and shareholders’ equity reconciliations from BR GAAP to US GAAP. Therefore, they did not impact our financial statements prepared in accordance with BR GAAP, and did not have any influence over our shareholders’ remuneration, or our cash flow and operating revenue.

Furthermore, we assessed whether the impacts of this change masked a change in earnings or other trends, changed a loss into income or vice versa, affected the Company’s compliance with loan covenants or other contractual requirements or had any impact on management's compensation, among other factors. We concluded that the changes in the depreciation methodology did they impact any of these factors.

The effect of the adjustment on operating revenue, an important indicator used by the Company, was only -0,4% in 2006 and 0,8% in 2007.

Based on above, we concluded that the impact of the changes to the calculation of the adjustment to capitalized interest under US GAAP for the years ended December 31, 2006 and 2007 were immaterial to the financial statements taken as whole and, as such, the Company recognized the effects prospectively.

We also considered the impact of this change on Company’s control environment during our assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. In assessing the effectiveness of Company’s internal control, we considered whether the change could have cause a material impact over Company’s financial statements. We believe that there is a comprehensive set of compensatory controls and procedures in place designed to ensure an adequate review of all calculations and estimates prepared by Company’s personnel. As such, we concluded that the changes made to the calculation of depreciation expense under US GAAP did not impact management’s report on the effectiveness of the internal control over financial reporting for the fiscal year ended December 31, 2007.

Comment 2:

l. Goodwill & other intangible assets and business combinations, page F-70.

iv) Step up in basis of companies under common control, page F-73.

We note your response to prior comment 2. Similar to the comment above, please explain for us in more detail your methodology for computing the depreciation of the fixed assets under US GAAP, including your reason for using an average depreciation rate. Clarify the reasons that depreciation increased in 2006 and 2007 and tell us how much of the amortization that was recorded in 2006 and 2007 should have been recorded in prior periods. In addition, provide us with a more detailed analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial under the guidance in SAB 99 and SAB 108.

Response to Comment 2:

We have applied a quantitative and qualitative analysis to this reconciliation item. All considerations related to this analysis are presented in response to Comment 1.

The effects on the reported net income and shareholders’ equity, considering both the rollover and the iron curtain methods, relating to the changes in the depreciation methodology, as if they had been applied retrospectively, are presented net of income tax and minority interest on Annex 1 (see tables 4, 5 and 6).

The aggregated impact, considering the effects mentioned in Comment 1 and Comment 2 is demonstrated on Annex 1 (see tables 7, 8 and 9).

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please contact us with any other questions.

Sincerely,

Alex Waldemar Zornig

ANEXX 1

Re:	Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 1-15256

Effects over US GAAP reconciliation related to the changes in the depreciation methodology:

Response to Comment 1:

	Table 1 - Reconciliation - Capitalized Interest

				US GAAP - Before Effect of
	Effect of changes			changes		US GAAP - After Effect of changes

	Net Income					Net Income

		Iron	Shareholders'	Net Income	Shareholders'		Iron	Shareholders'
	Rollover	Curtain	equity		equity	Rollover	Curtain	equity
	method	method				method	method

31/12/2005	(46.186)	(56.034)	(56.034)	168.790	6.558.186	122.604	112.756	6.502.152
31/12/2006	(65.611)	(121.645)	(121.645)	687.299	7.054.583	621.688	565.654	6.932.938
31/12/2007	120.819	(827)	(827)	766.874	7.339.361	887.693	766.047	7.338.534

	Table 2 - Diferences % - Reconciliation – Capitalized Interest

	Net Income		Shareholders'

	Rollover method	Iron Curtain	equity
		method

31/12/2005	-27%	-33%	-1%
31/12/2006	-10%	-18%	-2%
31/12/2007	16%	0%	0%

	Table 3 - Effect over Company’s earnings per share - Capitalized Interest

		US GAAP - After Effect of changes

	US GAAP - Before Effect of	Rollover	Iron Curtain
	changes

31/12/2005	0,31	0,23	0,21
31/12/2006	1,26	1,14	1,04 0
31/12/2007	1,40	1,62	1,40

Response to Comment 2:

	Table 4 - Reconciliation - Fair Value STEP UP

				US GAAP - Before Effect of
	Effect of changes			changes		US GAAP - After Effect of changes

	Net Income					Net Income

		Iron	Shareholders'	Net Income	Shareholders'		Iron	Shareholders'
	Rollover	Curtain	equity		equity	Rollover	Curtain	equity
	method	method				method	method

31/12/2005	(9.896)	(10.071)	(10.071)	168.790	6.558.186	158.894	158.719	6.548.115
31/12/2006	905	(9.166)	(9.166)	687.299	7.054.583	688.204	678.133	7.045.417
31/12/2007	9.166	(0)	(0)	766.874	7.339.361	776.040	766.874	7.339.361

	Table 5 - Diferences % - Reconciliation – Fair Value STEP UP

	Net Income		Shareholders'

	Rollover method	Iron Curtain	equity
		method

31/12/2005	-6%	-6%	0%
31/12/2006	0%	-1%	0%
31/12/2007	1%	0%	0%

Table 6 - Effect over Company’s earnings per share - Fair Value STEP UP

		US GAAP - After Effect of changes

	US GAAP - Before Effect of	Rollover	Iron Curtain
	changes

31/12/2005	0,31	0,29	0,29
31/12/2006	1,26	1,26	1,25
31/12/2007	1,40	1,42	1,42

Aggregated impact, considering the effects mentioned in Comment 1 and Comment 2:

	Table 7 - Reconciliation - Capitalized Interest and Fair Value STEP UP

				US GAAP - Before Effect of
	Effect of changes			changes		US GAAP - After Effect of changes

	Net Income					Net Income

		Iron	Shareholders'	Net Income	Shareholders'		Iron	Shareholders'
	Rollover	Curtain	equity		equity	Rollover	Curtain	equity
	method	method				method	method

31/12/2005	(56.082)	(66.105)	(66.105)	168.790	6.558.186	112.708	102.685	6.492.081
31/12/2006	(64.706)	(130.811)	(130.811)	687.299	7.054.583	622.593	556.488	6.923.772
31/12/2007	129.984	(827)	(827)	766.874	7.339.361	896.858	766.047	7.338.534

	Table 8 - Diferences % - Reconciliation – Capitalized Interest and Fair Value STEP UP

	Net Income		Shareholders'

	Rollover method	Iron Curtain	equity
		method

31/12/2005	-33%	-39%	-1%
31/12/2006	-9%	-19%	-2%
31/12/2007	17%	0%	0%

Table 9 - Effect over Company’s earnings per share Capitalized Interest and Fair Value STEP UP

		US GAAP - After Effect of changes

	US GAAP - Before Effect of	Rollover	Iron Curtain
	changes

31/12/2005	0,31	0,21	0,19
31/12/2006	1,26	1,14	1,02
31/12/2007	1,40	1,64	1,40